Filed Pursuant to Rule 433
Registration No. 333-292857
Issuer Free Writing Prospectus, dated April 14, 2026

T1 Energy Announces Proposed Public Offering of Convertible Senior Notes Due 2031

AUSTIN, Texas and NEW YORK, April 14, 2026 (GLOBE NEWSWIRE) — T1 Energy Inc. (NYSE: TE) (“T1,” “T1 Energy,” or the “Company”) today announced a proposed underwritten public offering of $125.0 million aggregate principal amount of its convertible senior notes due 2031 (the “Convertible Notes” and such offering, the “Offering”).

The Company intends to grant the underwriters a 30-day option to purchase up to an additional $18.75 million aggregate principal amount of Convertible Notes, solely to cover over-allotments in the Offering.

The Company expects to use the net proceeds from the Offering for (i) construction and development of infrastructure and purchase of production line equipment relating to Phase 1 of its G2_Austin solar cell fab with 2.1 GW of capacity and (ii) general corporate purposes. T1 is targeting a larger financing solution, that includes a significant debt component, to fund the remaining balance of capital expenditures for Phase 1 of G2_Austin. The proposed offering is subject to market and other conditions, and there can be no assurance as to whether or when the proposed offering may be completed, or as to the actual size or terms of the offering.

Santander and J.P. Morgan are acting as joint bookrunning managers for the Offering. The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) as well as a preliminary prospectus supplement with respect to the Offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the Offering. You may access these documents by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the Offering will arrange to send you the preliminary prospectus supplement (or, when available, the final prospectus supplement) and the accompanying prospectus upon request to: Santander US Capital Markets LLC, 437 Madison Avenue, New York, N.Y. 10022, Email: equity-syndicate@santander.us, Attention: Equity Capital Markets; or J.P. Morgan Securities LLC, 270 Park Avenue, New York, N.Y. 10017, Fax: 212-622-8358, Attention: Equity Syndicate Desk.

About T1 Energy

T1 Energy Inc. (NYSE: TE) is an energy solutions provider building an integrated U.S. supply chain for solar and batteries. In December 2024, T1 completed a transformative transaction, positioning the company as one of the leading solar manufacturing companies in the U.S., with a complementary solar and battery storage strategy. Based in the U.S. with plans to expand its operations in America, the Company is also exploring value optimization opportunities across its portfolio of assets in Europe.

Cautionary Statement Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation with respect to the anticipated use of proceeds from the Offering and our target to finance the remaining balance of our capital expenditures relating to G_2 Austin. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual future events, results, or achievements to be materially different from the Company’s expectations and projections expressed or implied by the forward-looking statements. Important factors include, but are not limited to, those discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 31, 2026, and in the Company’s other filings with the SEC, including risks related to: (1) the Company’s ability to (i) construct and equip manufacturing facilities in a timely and cost-effective manner; (ii) target and retain customers and suppliers; (iii) attract and retain key employees and qualified personnel; (iv) protect its intellectual property; (v) comply with legal and environmental regulations; (vi) compete in international markets in light of export and import controls; (vii) incur substantially more debt; (viii) remediate the material weakness in its internal control over financial reporting or otherwise maintain effective internal control over financial reporting; (ix) qualify for the advanced manufacturing production credit under Section 45X of the Internal Revenue Code of 1986; and (x) rely on third-party warranties; (2) the concentration of the Company’s operations in Texas and its dependence on a limited number of suppliers; (3) changes adversely affecting the flow of components and materials from international vendors, the costs of raw materials, components, equipment, and machinery; (4) general economic and geopolitical conditions; (5) changes in applicable laws or regulations, including environmental, export control and tax laws and incentives and renewable energy targets, as well as international trade policies, including tariffs, on the Company’s products and its competitive position; (6) the outcome of any legal proceedings relating to the Company’s products and services, including intellectual property or product liability claims, commercial or contractual disputes, warranty claims, and other proceedings; and (7) the capital-intensive nature of the Company’s business and its ability to raise additional capital on attractive terms or service its debt. Forward-looking statements speak only as of the date of this press release and are based on information available to the Company as of the date of this press release, and the Company assumes no obligation to update such forward-looking statements, all of which are expressly qualified by the statements in this section, whether as a result of new information, future events or otherwise, except as required by law.

Investor Contact:

Jeffrey Spittel
EVP, Investor Relations and Corporate Development
jeffrey.spittel@T1energy.com
Tel: +1 409 599-5706

Media Contact:

Russell Gold
EVP, Strategic Communications
russell.gold@T1energy.com
Tel: +1 214 616-9715